EXHIBIT 12

OCCIDENTAL PETROLEUM CORPORATION AND SUBSIDIARIES

COMPUTATION OF TOTAL ENTERPRISE RATIOS OF EARNINGS TO FIXED CHARGES

(Amounts in millions, except ratios)

	Nine Months Ended September 30		Year Ended December 31
	2008	2007	2007	2006	2005	2004	2003
Income from continuing operations	$6,391	$3,630	$5,078	$4,202	$4,838	$2,197	$1,410

Add:
Minority interest(a)	104	44	75	111	74	76	62
Adjusted income from equity investments(b)	(103)	(14)	(28)	(52)	(53)	(5)	72
	6,392	3,660	5,125	4,261	4,859	2,268	1,544
Add:
Provision for taxes on income (other than foreign oil and gas taxes)	1,982	1,098	1,577	1,545	632	891	593
Interest and debt expense(c)	97	297	344	297	305	270	337
Portion of lease rentals representative of the interest factor	31	25	60	52	47	40	8
	2,110	1,420	1,981	1,894	984	1,201	938
Earnings before fixed charges	$8,502	$5,080	$7,106	$6,155	$5,843	$3,469	$2,482
Fixed charges
Interest and debt expense including capitalized interest (c)	$140	$343	$403	$352	$331	$285	$343
Portion of lease rentals representative of the interest factor	31	25	60	52	47	40	8
Total fixed charges	$171	$368	$463	$404	$378	$325	$351
Ratio of earnings to fixed charges	49.72	13.80	15.35	15.24	15.46	10.67	7.07

(a)	Represents minority interests in net income of majority-owned subsidiaries and partnerships having fixed charges.

(b)	Represents income from equity investments adjusted to reflect only dividends received.

(c)

Includes proportionate share of interest and debt expense of equity investments.  The nine months ended September 30, 2007 amount includes a pre-tax interest charge of $167 million for the purchase of various debt issues in the open market.